EXHIBIT 99.1 TO FORM 4

Explanation of Responses:

(1)

On June 30, 2020, Horton Capital Partners Fund, LP, a Delaware limited partnership (“HCPF”), was granted 835 shares of Common Stock in consideration for Mr. Manko’s service as Director for the quarter ended June 30, 2020.

(2)

This Form 4 is filed jointly by Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), HCPF, and Joseph M. Manko, Jr. Pursuant to investment advisory agreements, HCM maintains investment and voting power with respect to shares of common stock of the Company held by HCPF and Horton Freedom, L.P., a Delaware limited partnership (“Horton Freedom”). However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), because HCP has the right to acquire investment and voting power through termination of investment advisory agreements with HCM. HCM also acts as an investment adviser to certain managed accounts. Under investment advisory agreements with managed account clients, HCM has investment and voting power with respect to 1,525,039 shares of common stock of the Company held in such managed accounts. HCP is the general partner of HCPF and Horton Freedom. Mr. Manko is the managing member of both HCM and HCP.

The filing of this statement shall not be construed as an admission (a) that the person filing this statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this statement, or (b) that this statement is legally required to be filed by such person.